September 13, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Gary R. Todd
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

        Re:   Camtek Ltd.
         Form 20-F for the fiscal year ended
         December 31, 2005
         Filed June 29, 2006
         File No. 0-30664

Dear Mr. Todd:

Reference is made to the letter dated August 18, 2006 (the “Comment Letter”), to Camtek Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company on June 29, 2006 with the Securities and Exchange Commission (the “Commission”).

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

∙ The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
∙ Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
∙ the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Sincerely,

                /s/ Ronit Dulberg

                Ronit Dulberg
                Chief Financial Officer